EXHIBIT 99.1

Endeavour Silver Provides Early Review of El Cubo Mine Plan for 2019

VANCOUVER, British Columbia, Dec. 17, 2018 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (NYSE: EXK; TSX: EDR) provides an early review of its 2019 mine plan for the El Cubo mine, located in Guanajuato, Mexico.

Due to the current short mine life at El Cubo, the Company plans to reduce the production rate in 2019 to approximately half its 1500 tonne per day capacity, at higher operating costs than 2018, while continuing to explore for new reserves to extend the mine life. More details will be provided when Endeavour releases its 2019 consolidated production and cost guidance in January.

Accordingly, the Company has initiated layoffs of approximately 240 employees to reflect the lower production rate in 2019.  The mine will continue to run at three shifts per day but the plant will move to one shift per day next year. Some idled mining equipment at El Cubo has been shipped to the El Compas mine in Zacatecas to facilitate their mine plan in 2019.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently commissioning its fourth mine at El Compas, advancing a possible fifth mine at the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer. Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information - For more information, please contact:
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding the anticipated performance of the El Cubo mine in 2019, including changes in mining, staffing and operation, anticipated results of exploration and resource determinations, and the timing and results of various activities. The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the El Cubo mine,, no material change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.